Via Facsimile and U.S. Mail
Mail Stop 4720

March 29, 2010

Mr. David W. Gryska
SVP & CFO
Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: **Celgene Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2009
        Form 8-K filed January 11, 2010
        File No. 0-16132

Dear Mr. Gryska:

        We have reviewed your filings and have the following comments. In our
comments, we ask you to provide us with information to better understand your
disclosure. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or interim filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please note that we intend to review the Part III information that is incorporated
    by reference into your Form 10-K when it is filed. We may have further
    comments after reviewing that Part III information, and we will not be able to
    clear our review of your filing until we have the opportunity to resolve any
    resulting comments.

Patents and Proprietary Technology, page 8

2. Please expand this section to identify all your material patents, the products or technologies to which they relate, the related expiration dates and the jurisdictions that issued them. Please include in your discussion the patents that are the subject of your Legal Proceedings disclosure beginning on page 35 as well as all other material patents. Provide the same information for material owned and in-licensed patents and indicate if the patents are owned or licensed.

Significant Alliances, page 14

3. To the extent that you have collaborations that are described in this section of your filing and you have not filed the related agreements as exhibits, please file the agreements as exhibits; or, alternatively, provide a substantive analysis as to each collaborative agreement explaining why the agreement does not need to be filed as an exhibit pursuant to Item 601 of Regulation S-K.

4. Please expand your discussion of the two license agreements between your company and Novartis Pharma AG to include the material terms of those agreements, as you have in your discussions of your other significant alliances, including, but not limited to: upfront payments, milestones payments, ongoing royalty rates, all material benefits and obligations of both parties, duration and termination.

Notes to Consolidated Financial Statements
Note 18: Income Taxes, page 106

5. You disclose the existence of a tax holiday in Switzerland that exempts you from most Swiss income taxes. Please revise your disclosure to indicate the aggregate dollar and per share effects of this tax holiday. Otherwise, please explain to us why this tax holiday is not material. Please see SAB 11:C.

Form 8-K filed January 11, 2010

Exhibit 99.1

6. Your press release discusses various non-GAAP measures. Please represent to us that in future press releases you will:
    a. Present the most directly comparable financial measure calculated in accordance with GAAP for each of your non-GAAP measures; and
    b. Reconcile each of your non-GAAP measures to the most directly comparable GAAP financial measure.
    Please see Item 100(a) of Regulation G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant